

May 7, 2013

Via E-mail
Derek Irwin
Chief Financial Officer
Intralinks Holdings, Inc.
150 East 42nd Street, 8th Floor
New York, NY 10017

>   **Re: Intralinks Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 11, 2013**
>   **File No. 001-34832**

Dear Mr. Irwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Geographic Information, page 10

1.   It does not appear that you have provided the information required by Item 101(d) of Regulation S-K with respect to financial information about geographic areas. While we note that you have provided related information in Note 14 to the financial statements, this information does not appear to address all of the information required by Item 101(d)(1)(ii) of Regulation S-K. Moreover, to the extent you do not include the information required by Item 101 in the business section, note that Item 101(d)(2) provides that a cross-reference to the relevant section of the financial statements be included in the business section to avoid presenting duplicative data. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 35

2.   We note your disclosure on page 36 that your non-GAAP measures provide additional information that is useful "internally, for managing the cash needs of your business." We noted similar disclosure included in your Form 8-K filed on February 21, 2013. Please clarify which of your non-GAAP measures this statement relates to. To the extent that it relates to measures other than Free Cash Flow, please tell us whether the measure was intended to convey information regarding your liquidity and explain why you did not reconcile the measure to an element of your cash flow statement.

Results of Operations

Comparison for the Years ended December 31, 2012 and 2011

Revenue, page 46

3.   We note your disclosure on page 38 that you monitor the mix of subscription and transaction customers. Please tell us what consideration was given to quantifying revenue from subscription and transaction customers and to discussing the changes in revenue attributed to these arrangements. Please refer to Item 303(A)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 71

4.   Please describe how you account for optional services when these services are included in a multiple element arrangement. In this regard, tell us whether these services are separable from the other elements of your arrangement and if so, describe how you considered ASC 605-25-30-2. Also, please tell us what consideration you gave to revising your disclosure in future filings to describe your accounting for arrangements that include optional services.

Note 4 – Goodwill and Other Intangibles

Goodwill, page 77

5.   We note that during the second quarter of 2012 you performed an interim goodwill impairment test as a result of your continued depressed stock price and your market capitalization relative to net book value. Please tell us whether your reporting unit had an estimated fair value that was not substantially in excess of the carrying value and was at potential risk of failing step-one of your goodwill impairment analysis and provide the percentage by which fair value exceeded carrying value. We further note that your annual goodwill impairment test completed in October 2012 appeared to rely solely on a qualitative analysis. If you concluded that the fair value of the reporting unit was not substantially in excess of the carrying value and was at potential risk of failing step-one please tell us how you concluded that it was appropriate to only perform a qualitative analysis in October 2012.

Note 16 – Commitments and Contingencies

Legal Proceedings, page 93

6.   We note the disclosure regarding your ongoing Securities Class Action and Shareholder Derivative Action lawsuits. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Item 10. Directors, Executive Officers and Corporate Governance, page 96

7.   You indicate that the required disclosure is incorporated by reference from your definitive proxy statement, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that the Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference. This comment also applies to Items 11 – 14 of Part III of your Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief